Mail Stop 0407

      June 21, 2005


Randall J. Gort, Esq.
Vice President, Legal and Corporate Affairs,
  General Counsel and Secretary
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	RE:  	Worldgate Communications, Inc.
      Registration Statement on Form SB-2
      Filed May 24, 2005
      File No. 333-125205

      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      File No. 0-25755

Dear Mr. Gort:

      We have reviewed your Form SB-2 and Form 10-KSB and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2

General
1. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."

Prospectus Summary, page 3
2. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Consider eliminating here, or significantly reducing, the extensive discussion on pages one and two about the technology that is involved in your products and the detailed history of your capital-raising efforts and business awards, which discussion is more appropriate for your business section. As part of your revisions, ensure that you provide a balanced discussion by discussing the following in the summary:

* that your auditors have raised a concern as to your ability to continue as a going concern;

* the amount of your net income or losses for the last two fiscal years and periods in 2005;

* your recent change in business focus and that you do not expect significant revenues in 2005 and possibly beyond;

* your new significant reliance on the marketing and distribution relationship you have with Motorola; and

* a brief overview of the key aspects of the offering, including the number of shares being offered for resale, by whom, and the percentage of your outstanding common stock the offered shares represent.
3.  We note your reference to the Ojo Pvp being awarded a "2005
CES
Best of Innovations Award." Tell us in your response letter the criteria for being considered for this award. Tell us the number of companies considered for the award and whether any financial payment was required for consideration for the award.

Risk Factors, page 4

	General
4. Include a risk factor that discusses the significance of the auditors` going concern qualification in its report and why the circumstances pose a risk to your investors.
5. We note your disclosure in your March 31, 2005 Form 10-Q and
2004
Form 10-K concerning your disclosure controls and procedures and internal control over financial reporting. Tell us in your response letter what consideration you have given to including a risk factor that discusses the significance of your certifying officers` determination that you have a material weakness and why it poses a risk to your investors.

Our ITV Business has accounted for most of our revenues to date..., page 4
6. To assist investors in realizing the magnitude of the risk, please indicate here when you "discontinued the ITV Business and transitioned to become a developer, manufacturer and seller of video phone products." Also indicate what you mean by "near term"; do you mean the next twelve months?

We will rely on third parties to provide certain components..., page
5
7. Please state that your "formal relationship" with Mototech involves a contract and indicate the relevant material aspects, including the contract`s term.

We will rely on third parties to provide certain marketing..., page 5
8. Please state the relevant material aspects of the Motorola agreement, particularly the ability of Motorola to unilaterally terminate the agreement and which party controls the volume of products being marketed or distributed. Also address the concerns to investors associated with your having an exclusive distributor for your products.

We may not be able to achieve competitive pricing in the marketplace, page 6
9. Delete the mitigating language "Although we anticipate cost reductions and volume manufacturing will reduce the price of our products."


We may not have sufficient working capital..., page 8
10. This risk factor appears to discuss multiple risks, ranging from your ability to fund operations to potential dilution your security holders would face if you were to obtain additional financing.
Revise by making each material risk its own risk factor.

Selling Security Holder, page 11
11. Please tell us in your response letter on what basis Mr. Chou disclaims beneficial ownership of the 1,310,158 shares of Worldgate common stock held by Mototech; we note that Mr. Chou is Mototech`s chief executive officer and as such appears to have voting and investment power over the shares held by Mototech. Absent a formal agreement preventing Mr. Chou from directly or indirectly
exercising
voting or investment power over the shares owned by Mototech all should be included in his beneficial ownership (his disclaimer of beneficial ownership could be reflected in a footnote to the table).
12. In the table, include the percentage of Worldgate common stock Mr. Chou will beneficially own following the offering. See Item 507 of Regulation S-B.
13. Tell us in your response letter whether Mr. Chou is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Management`s Discussion and Analysis, page 13
14. Revise your management`s discussion and analysis so that your presentation of your financial figures is consistent throughout. We note your representation that all dollar amounts are expressed in thousands, except for per share amounts; however, you disclose on page seventeen that the company redeemed its equity interest in TVGateway for $600,000 (which would be $600 million) in cash.

Results of Operations, page 13

General
15. We note that you list eight of your significant accounting policies as critical accounting policies; however, it is not clear why the estimates involved in each are inherently uncertain. For example, provide further detail as to why you consider the estimates made in connection with your accounting for discontinued operations subject to a high degree of uncertainty.
16. Discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your financial condition, such as revenues, income or expenses from continuing operations and liquidity. Explain whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year. See Item 303(b) of Regulation S-B and consider our guidance in
Securities Act Release No. 33-8350 available on our web site.

Three Months Ended March 31, 2005 and March 31, 2004, page 15
17. Please disclose and discuss the reasons for the changes in fair value of the warrants and conversion options resulting in a $5.2 million gain for the three months ended March 31, 2005.

Liquidity and Capital Resources, page 17

General
18. Please discuss what steps you plan to take to reach profitability and to cure the problems underlying the going concern qualification in the auditors` report.
19. Please reconcile your disclosure here with that in the notes to your financial statements which notes suggest TVGateway redeemed the interest you had held in TVGateway for $600,000 in accordance with the redemption agreement.
20. Also include in your discussion of the Mototech agreement in management`s discussion and analysis your description of Mototech`s consideration for the 625,000 shares of your common stock that you issued in December 2003. We note your description on page F-8.

Quantitative and Qualitative Disclosures about Market Risk, page
18
21. As disclosures under this heading are intended to clarify your exposures to market risk associated with activities in derivative financial instruments, which include your detachable warrants and conversion options, please add to your qualitative information about market risk detailed information on:

* How your detachable warrants and conversion options are primary market risk exposures;

* How exposures regarding your detachable warrants and conversion options are managed. Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures; and

* Changes in either in your detachable warrants and conversion option exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

      See Rule 408 of the Securities Act.

Business, page 20

Overview, page 20
22. Please explain what you mean by "true to life communication."

Business Strategy, page 23
23. Describe more of the material terms of your Mototech agreement, including the expiration date, any exclusivity provisions, any manufacturing volume commitments.
24. Please explain the significance to investors of your statements that Mototech is an affiliate of the Accton Technology Group.
25. Summarize all of the material terms of your Motorola agreement, particularly the process by which the number of phones you deliver to
Motorola is determined. Also indicate any warrants that you issued to Motorola that are related to the agreement. Tell us in your response letter whether this warrant is the April 2004 warrant that you describe on page F-16. We may have further comments.

Intellectual Property page 25
26. Please indicate whether you hold any granted patents.

Compensation of Directors, page 30
27. We note your reference to a "new director plan." Confirm in your response letter that you intend on filing this plan pursuant to Item
601(b)(ii)(A) of Regulation S-B or tell us why you believe it does not need to be filed.

Consolidated Financial Statements as of, and for the Years Ending
December 31, 2004 and 2003
28. Please disclose the as of and year ending dates on the consolidated balance sheet, statements of operations, and consolidated statements of cash flows.

Note 2-Summary of Significant Accounting Policies, page F-7

Accounting for Preferred Shares, page F-10
29. Please provide a more complete explanation of the accounting method and policy selected for the redeemable preferred stocks. Also, it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital. See Accounting Series Release No. 268.

Accounting for Preferred Shares, page F-10
30. In regard to the redeemable preferred shares` attached warrants and conversion feature, please expand your description of accounting policies used for derivative financial instruments and the methods of applying those policies that materially affect the determination of financial position, cash flows, or results of operation. This description should include, to the extent material, each of the following items:
* A discussion of each method used to account for derivative financial instruments;
* The types of derivative financial instruments accounted for under each method; and
* The criteria required to be met for each accounting method used. See Rule 4-08(n) of Regulation S-X.
31. In addition, please advise us in detail, including a description of the material terms of each instrument, the GAAP literature relied upon by management as a basis for your accounting policies, and an explanation of how you are applying this literature. Explain to us your consideration of the guidance in EITF Issue No. 00-19.

Note 8-Stockholders` Equity, page F-15

Redeemable Preferred Stock, page F-15
32. Please tell us in your response letter the methods and significant assumptions used to estimate the relative fair values of the conversion feature and warrants attached to the redeemable preferred stock.
33. Similarly, for derivative instruments not designated as hedging instruments, as your attached warrants and conversion feature appear to be, please disclose your objectives for issuing or holding these instruments, the context needed to understand those objectives, your strategies for achieving those objectives and the purpose of the derivative activity. Also provide qualitative disclosures about your objectives and strategies for using derivative instruments. These disclosures may be more meaningful if such objectives and strategies are described in the context of an entity`s overall risk management profile. See paragraph 44 of SFAS 133.

Financials for the Quarter Ended March 31, 2005, page F-24
34. The disclosures required by Statement 133 must be presented for every reporting period (interim and annual) in which a complete set of financial statements is presented. Accordingly, please provide all disclosures required by Statement 133.

Item 28. Undertakings, page II-5
35. You are not offering securities to existing holders under warrants or rights nor are you reoffering to the public any securities not taken by security holders; therefore, please remove the Item 512(b) of Regulation S-B undertaking, or advise us otherwise in your response letter.

Exhibit Index
36. Please revise your exhibit index so that you refer to the appropriate filings for purposes of incorporation by reference.
As
only one example, we note your certificate of designations was not filed with your September 30, 2004 proxy statement and your September
2, 2004 amendment to securities purchase agreement and warrants was not filed with your September 30, 2004 Form 10-Q.

Exhibits
37. We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000
edition of the Division of Corporation Finance`s "Current Issues and
Rulemaking Projects" outline.
38. It appears that your Mototech agreement may have been filed in preliminary form, as you indicate a few of the exhibits will be inserted. Please file the agreement in final form. See Item 601 of
Regulation S-B.

Form 10-KSB for the fiscal year ended December 31, 2004

General
39. Please revise your Form 10-KSB for the year ended December 31, 2004 to comply with the comments above, as applicable.

Item 9A. Controls and Procedures, page 28
40. We note the phrase "[w]ith the exception of this condition"
where
you relay your certifying officers` conclusions about the effectiveness of your disclosure controls and procedures. Please amend your disclosure to definitively conclude whether or not your disclosure controls and procedures were effective, without qualification. If you conclude that they were effective, include disclosure explaining why your material weakness did not affect the officers` ability to conclude that your disclosure controls and procedures were effective. Please also address this comment with respect to your qualifying disclosure in your March 31, 2005 Form 10-
Q.  See Question 5 of Management`s Reports on Internal Control
over
Financial Reporting and Certification of Disclosure in Exchange
Act
Periodic Reports Frequently Asked Questions (revised October 6,
2004)
available on our web site at
http://www.sec.gov/info/accountants/controlfaq1004.htm.
41. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of "disclosure controls and procedures" because you chose to pair your conclusions with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure here, and in your March 31, 2005 Form 10-QSB, to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.

Exhibits 31.1 and 31.2

42. Paragraph 4(c) of your officers` certifications does not include the entire phrase "internal control over financial reporting" in accordance with the form in Item 601(b)(31). As a result, it is not apparent whether your officers considered your internal control over financial reporting in making their conclusion about changes. Please amend your Form 10-KSB and March 31, 2005 Form 10-QSB to provide Rule
13a-14(a) certifications that conform exactly to the form provided in
Item 601(b)(31). Note that you must amend your Form 10-KSB and Form
10-QSB in their entirety when you provide your new certifications.

*	*	*	*

      As appropriate, please amend your registration statement and Forms 10-KSB and 10-QSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (610-993-8585)
      Walter Mostek, Jr., Esq.
	Drinker Biddle & Reath LLP








Mr. Gort
Worldgate Communications, Inc.
June 21, 2005
Page 11